Exhibit 99.1

KENON HOLDINGS LTD.
(Incorporated in the Republic of Singapore)
(Company Registration No. 201406588W)

PROXY STATEMENT
for the
EXTRAORDINARY GENERAL MEETING
of
KENON HOLDINGS LTD.

To Be Held on October 21, 2020
4 p.m. (Singapore time) at
1 Temasek Avenue #36-01, Millenia Tower, Singapore 039192

PART I – INFORMATION ABOUT THE EXTRAORDINARY GENERAL MEETING

We are furnishing this Proxy Statement, dated as of September 22, 2020 (the “Proxy Statement”), in connection with the solicitation by our Board of Directors (the “Board”) of proxies to be voted at the Extraordinary General Meeting of our shareholders, to be held on October 21, 2020 (the “EGM”), or at any adjournment thereof, for the purposes of voting on the special cash dividend to be considered at the EGM (the “Proposal”), as set forth in the Notice of Extraordinary General Meeting of Shareholders, dated as of September 22, 2020, accompanying this Proxy Statement (the “EGM Notice”). Unless the context requires otherwise, references in this Proxy Statement to “the Company”, “Kenon”, “we”, “us”, “our” and similar terms, shall mean Kenon Holdings Ltd., together with its subsidiaries and associated companies.

Kenon has convened an extraordinary general meeting of Kenon Shareholders to consider the Proposal at the EGM. In advance of the EGM, we encourage you to review this Proxy Statement and the EGM Notice, which together provide information regarding key aspects of the Proposal.

This Proxy Statement and the EGM Notice are each being published for the benefit of all holders of Kenon’s ordinary shares, no par value (“Kenon Shares”) (“Kenon Shareholders”), are being posted on Kenon’s website, will be furnished to the U.S. Securities and Exchange Commission (the “SEC”) on a Report on Form 6-K, and will also be filed with the Tel Aviv Stock Exchange (the “TASE”) on an Immediate Report. If you are a beneficial shareholder holding Kenon Shares other than in registered form as a “shareholder of record”, that is, if you hold Kenon Shares in “street name” as, or through, a participant in the Depositary Trust Company (the “DTC”) (which includes those Kenon Shareholders that hold Kenon Shares through the TASE), Kenon has fixed the close of business (EST) on September 22, 2020 (the “Record Date”) as the record date for determining whether you are entitled to receive printed copies of this Proxy Statement and the EGM Notice.

This Proxy Statement and the EGM Notice will be mailed to beneficial shareholders as of the Record Date, on or about September 23, 2020, and to shareholders of record (members) on September 22, 2020. Kenon will bear the cost of the preparation and mailing of these proxy materials and the solicitation of the proxies and will, upon request, reimburse banks, brokerage houses, other institutions, nominees, and fiduciaries for their reasonable expenses in forwarding these solicitation materials to Kenon Shareholders.

PART II – PROPOSAL TO BE CONSIDERED AT THE EXTRAORDINARY GENERAL MEETING

Matter to be voted on at the EGM.

The Proposal is to approve the ordinary resolution to declare a special cash dividend of $2.23 per ordinary share for the financial year ended December 31, 2019.

Under Singapore law and our Constitution, the Company may by ordinary resolution declare dividends but no dividend shall be payable except out of the profits of the Company, or in excess of the amount recommended by our Board.

Our Board has determined that Kenon has sufficient distributable reserves for the declaration of a special cash dividend of $2.23 per ordinary share, being an aggregate amount of approximately $120 million. Accordingly, a special cash dividend of $2.23 per ordinary share (“Dividend”) is recommended for approval by Kenon Shareholders at the EGM.

Our Board considered a number of factors in recommending the Dividend, including Kenon’s anticipated cash needs. Following the payment of the Dividend (if approved by shareholders at the EGM), and receipt of $10 million in September 2020 as a post-closing payment under the sale agreement for the sale of our South American and Caribbean power generation and distribution businesses (which we sold in 2017) in connection with resolution of a tax audit and related tax matters, Kenon will retain cash of approximately $140 million.

The recommendation of the Dividend is consistent with Kenon’s strategy of realizing the value of its businesses for its shareholders.

Singapore tax is not expected to be imposed on Kenon Shareholders in connection with the Dividend. Nevertheless, the Dividend may constitute a taxable event to Kenon Shareholders according to their jurisdiction and the local tax law applicable (including for the purpose of withholding tax in accordance with applicable law and/or regulation), unless a specific exemption is available. Kenon Shareholders should consult their tax advisors with respect to the federal, state, and/or any other local tax consequences of the Dividend, and the potential imposition of withholding taxes in connection with the Dividend.

The approval of the ordinary resolution contained in the Proposal requires the affirmative vote of a simple majority of the votes cast by Kenon Shareholders present in person or represented by proxy and entitled to vote at the EGM.

If the Proposal is approved by shareholders at the EGM, details of the record date, the New York Stock Exchange (“NYSE”) and TASE ex-dividend dates and payment date for the Dividend will be released to shareholders by way of a separate announcement at a later date.

The Board recommends a vote “FOR”
The Proposal to approve the declaration of a special cash dividend of $2.23 per ordinary share.

Quorum and Required Vote.

Representation of not less than 33 1/3 per cent. of the total number of issued and fully paid Kenon Shares as at the date of the EGM, in person or by proxy, is required to constitute a quorum. Accordingly, it is important that your shares be represented at the EGM.

The affirmative vote by a show of hands of at least a majority of the Kenon Shareholders present and voting, or, if a poll is demanded by the chairman of the EGM (the “Chairman of the EGM”) or, among other circumstances set forth in Article 63 of our Constitution, by holders of at least 5 per cent. of the total number of our paid-up shares, a simple majority of the Kenon Shares voting, is required at the EGM, to approve the ordinary resolution contained in the Proposal. The Chairman of the EGM will demand a poll in order to enable the Kenon Shares represented in person or by proxy to be counted for voting purposes.

Abstentions and Broker Non-Votes.

Under the laws of Singapore, abstentions and “broker non-votes” are considered present and entitled to vote for the purpose of determining whether a quorum is present at the EGM.

Abstentions will not be counted in the tabulation of votes cast on the Proposal and are therefore not counted for purposes of determining whether the Proposal has been approved.

A “broker non-vote” will not be counted in the tabulation of votes cast on the Proposal and is therefore not counted for purposes of determining whether such Proposal has been approved. A “broker non-vote” occurs when a bank, broker or other nominee holding shares on behalf of a beneficial owner may not vote ordinary shares held by it because it (i) has not received voting instructions from the beneficial owner of those shares and (ii) lacks discretionary voting power to vote those shares. Please note if you are a beneficial owner, your broker, bank, nominee or other institution is only entitled to vote your shares on “routine” matters if it does not receive voting instructions from you. The Proposal described in this Proxy Statement is not a “routine” matter for purposes of the broker vote.

Persons Entitled to Vote on the Proposal at the EGM.

Shareholders of Record: Kenon has convened an EGM to be held on October 21, 2020, to consider and vote upon the Proposal. You are entitled to vote at the EGM if you are a shareholder of record (member) holding Kenon Shares in your own name and registered in the Branch Register of Members maintained by Computershare Trust Company, N.A. (“Computershare”), as at the date of the EGM. Each outstanding Kenon Share that you own entitles you to one vote on a poll.

Beneficial Shareholders: If you hold Kenon Shares other than in registered form as a “shareholder of record” (i.e. if you hold Kenon Shares in “street name” as, or through, a participant in the DTC (which includes those Kenon Shareholders that hold Kenon Shares through the TASE)), in order for your vote to be counted at the EGM, you must have been a Kenon Shareholder as at, and with effect from, the Record Date.

If you have sold or transferred all of your Kenon Shares, you should immediately forward this Proxy Statement to the purchaser or transferee, or to the broker, bank, nominee, or other institution through whom the sale was effected, for onward transmission to the purchaser or transferee.

If you become a beneficial holder of Kenon Shares after the Record Date, but before the date of the EGM, and you wish to vote your Kenon Shares, you must become a “shareholder of record” prior to the EGM and vote as a “shareholder of record” according to the manner of voting set forth below. Please contact your broker, bank, nominee, or other institution holding your Kenon Shares if you wish to become a “shareholder of record.”

Manner of Voting.

Whether you plan to attend the EGM or not, we urge you to vote by proxy.

Shareholders of Record: A shareholder of record (member) entitled to attend and vote at the EGM is entitled to appoint a proxy, or proxies, to attend and vote on his or her behalf. A proxy need not be a shareholder of record (member). To vote by proxy, you should complete, sign and date the enclosed proxy card and return it promptly to Computershare in accordance with the instructions set forth in the EGM Notice, not less than 48 hours before the time appointed for holding the EGM (or within such other time as may be required by the Companies Act, Chapter 50 of Singapore).

Where a member appoints two or more proxies, the appointments shall be valid only if he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy. In the case of a joint appointment of two proxies, the Chairman of the EGM will be a member’s proxy by default in relation to the number of shares represented by such proxy card if either or both of the proxies appointed does/do not attend the EGM. In the case of an appointment of two proxies in the alternative, the Chairman of the EGM will be a member’s proxy by default in relation to the number of shares represented by such proxy card if both the proxies appointed do not attend the EGM.

Returning the proxy card will not affect your right to attend the EGM, and your proxy will not be used if you are personally present at the EGM or have, pursuant to the procedures set forth below, informed Kenon in writing prior to the voting that you wish to vote your Kenon Shares in person. Shareholders who intend to vote in person must take note of the advisory on Measures to be taken at EGM to Minimize Risk of Spread of COVID-19 below.

The proxy card must be signed under the hand of the appointor or of his attorney duly authorized in writing. Where the proxy card is executed by a corporation, it must be executed either under its common seal or under the hand of an officer or attorney duly authorized. A corporation which is a member may authorize by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the EGM.

If you sign the proxy card, but do not make specific choices, the proxy holder will vote your Kenon Shares as recommended by Kenon’s Board.

Beneficial Shareholders (NYSE): If you hold Kenon Shares other than in registered form as a “shareholder of record” (i.e. if you hold Kenon Shares in “street name” as, or through, a participant in the DTC, but do not hold your Kenon Shares through the TASE), you have the right to instruct your broker, bank, nominee or other institution on how to vote the Kenon Shares in your account. Your broker, bank, nominee or other institution will send a voting instruction form for you to use to direct how your Kenon Shares should be voted. You may not vote your Kenon Shares in person at the EGM unless you (i) obtain a legal proxy from the DTC (in compliance with the voting requirements under Singapore law) through your broker, bank, nominee, or other institution that holds your Kenon Shares, giving you the right to vote the Kenon Shares instead of the broker, bank, nominee, or other institution holding your Kenon Shares, (ii) bring a letter or recent account statement from such broker, bank, nominee, or other institution that confirms that you are the beneficial owner of the Kenon Shares, and (iii) bring a picture identification, such as a valid driver’s license or passport, for purposes of personal identification. Shareholders who intend to vote in person must take note of the advisory on Measures to be taken at EGM to Minimize Risk of Spread of COVID-19 below.

If you do not intend to vote in person at the EGM, your Kenon Shares must be voted no less than 48 hours prior to the EGM (or within such longer period prior to the EGM as may be specified by the DTC’s, or the DTC participants’, procedures).

Beneficial Shareholders (TASE): If you hold Kenon Shares other than in registered form as a “shareholder of record” and your Kenon Shares are held through the TASE, you are regarded as a beneficial holder of Kenon Shares and you may only vote your shares in one of the following ways: (a) sign and date a proxy card in the form filed by Kenon on MAGNA, the distribution site of the Israeli Securities Authority, at www.magna.isa.gov.il (“MAGNA”), on September 22, 2020 and attach to it a proof of ownership certificate from the TASE Clearing House Member through which your Kenon Shares are held, which certificate indicates that you were the beneficial owner of such Kenon shares as of the Record Date, and return the proxy card, along with the proof of ownership certificate, to Kenon c/o Gornitzky & Co. via fax to +972-3-560-6555, Attention: Ari Fried, Adv. or by e-mail to: kenonproxy@gornitzky.com, or (b) if you choose to vote in person at the EGM, you must bring the proof of ownership certificate from the TASE’s Clearing House Member through which your Kenon Shares are held, which certificate indicates that you were the beneficial owner of the shares as of the Record Date, as well as a picture identification, such as a valid driver’s license or passport, for purposes of personal identification. In addition, you will also need to request a legal proxy from the DTC (in compliance with the voting requirements under Singapore law). Shareholders who intend to vote in person must take note of the advisory on Measures to be taken at EGM to Minimize Risk of Spread of COVID-19 below. If you do not intend to vote in person at the EGM, your Kenon Shares must be voted no less than 48 hours prior to the EGM (or within such longer period prior to the EGM as may be specified by the DTC’s, the DTC’s participants’, or the TASE’s procedures).

Revocation of Proxy.

Shareholders of Record: If you are a “shareholder of record”, your proxy may be revoked at any time prior to the time it is voted by (i) providing appropriate written notice to Kenon at c/o Computershare Shareholder Services, PO BOX 505000, Louisville, KY, 40233-5000, UNITED STATES, no less than 48 hours prior to the EGM or (ii) attending the EGM and voting in person.

Beneficial Shareholders (NYSE): If your Kenon Shares are held in “street name” through a broker, bank, nominee, or other institution (other than those Kenon Shareholders that hold Kenon Shares through the TASE), please contact the broker, bank, nominee or other institution which holds your Kenon Shares to determine how to change or revoke your voting instructions.

Beneficial Shareholders (TASE): If you hold Kenon Shares through the TASE, you may revoke such proxy at any time prior to the time it is voted by (i) communicating such revocation in writing to Kenon or by executing and delivering a later-dated proxy to Kenon c/o Gornitzky & Co. via fax to +972-3-560-6555, Attention: Ari Fried, Adv. or by e-mail to: kenonproxy@gornitzky.com, no less than 48 hours prior to the EGM or (ii) attending the EGM and voting in person, subject to the satisfaction of the conditions set forth in “Manner of Voting – Beneficial Shareholders (TASE)” above.

Measures to be taken at EGM to Minimize Risk of Spread of COVID-19.

In view of the COVID-19 outbreak, the Company reserves the right to take precautionary measures as appropriate, including any precautionary measures as may be required or recommended by government agencies to minimize the risk of spread of COVID-19, in order to minimize any risk to shareholders and others attending the EGM. Such measures may include the following:

1.
All persons attending the EGM undergo a temperature check, sign a health & travel declaration form and provide contact details (which may also be used for the purposes of contact tracing, if required).

2.	Any person who has a fever or is exhibiting flu-like symptoms will be declined entry to the EGM.

3.	Any person who, or whose household member(s), is serving a Quarantine Order or Stay-Home Notice (or equivalent) will be declined entry to the EGM.

4.	Safe management measures which may, inter alia, require the Company to restrict the number of persons attending the EGM in person.

Shareholders and other attendees who are feeling unwell on the date of the EGM are advised not to attend the EGM. Shareholders who wish to exercise their vote but are concerned about the COVID-19 situation are encouraged to vote by appointing the Chairman of the EGM as proxy instead of voting in person at the EGM.

The Company seeks the understanding and cooperation of all shareholders and other attendees to minimize the risk of community spread of COVID-19.

Registered Office.

The mailing address of our registered office is 9 Raffles Place, #27-00, Republic Plaza, Singapore 048619.

Monetary Amounts.

All monetary amounts in this Proxy Statement have been presented in U.S. dollars.

PART III – ADDITIONAL INFORMATION

Kenon was established in connection with a spin-off of its businesses from Israel Corporation Ltd to promote the growth and development of its primary businesses, and is primarily engaged in the operation of the following businesses: (i) OPC Energy Ltd., an owner, developer and operator of power generation facilities in Israel, in which Kenon has a 70% equity interest, and (ii) Qoros Automotive Co., Ltd., a China-based automotive company in which Kenon has a 12% equity interest.

The Kenon Shares are currently listed on the NYSE and the TASE under the symbol “KEN”.

Kenon’s Share Registrar and Transfer Agent

Computershare may be contacted for information regarding the EGM as follows:

Computershare Shareholder Services
PO BOX 505000, Louisville, KY, 40233-5000, UNITED STATES
Toll Free Telephone:	+1 (877) 373 6374
Toll Number:	+1 (781) 575 3100

Mailing addresses:

Shareholder correspondence should be mailed to:

Computershare Shareholder Services
PO BOX 505000, Louisville, KY, 40233-5000, UNITED STATES

Overnight correspondence should be sent to:
Computershare Shareholder Services
462 South 4th Street, Suite 1600
Louisville, KY, 40202, UNITED STATES

Shareholder website:

www.computershare.com/investor

Shareholder online inquiries:

https://www-us.computershare.com/investor/Contact

Where You Can Find Additional Information

Kenon is subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as applicable to foreign private issuers, and accordingly, files reports and other information with the SEC, including financial statements. This Proxy Statement contains only limited information with respect to Kenon, and is qualified by reference to the filings and reports of Kenon with the SEC. Additionally, this Proxy Statement incorporates by reference, to the extent designated therein, certain reports on Form 6-K that Kenon files with the SEC subsequent to the date of this Proxy Statement. Kenon’s Annual Report on Form 20-F for the year ended December 31, 2019 (which does not form a part of this Proxy Statement) contains consolidated financial statements of Kenon as of and for the fiscal year ended December 31, 2019 and was publicly filed with the SEC and, along with Kenon’s other filings, can be found on the SEC’s website at www.sec.gov.

Kenon also maintains a website that offers additional information: http://www.kenon-holdings.com/. Information contained on these websites is not incorporated by reference into this Proxy Statement.

Caution Concerning Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the timing of the EGM and the payment of the Dividend, the amount of cash which will be retained by Kenon following payment of the Dividend and the expected Singapore tax treatment of the Dividend. These statements are based on Kenon’s management’s current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kenon’s control, which could cause a material difference from what is indicated in such forward-looking statements. Such risks include the risks relating to the authorization sought herein, payment of the Dividend and that the amounts retained by Kenon are not sufficient to meet its cash needs, statements relating to the expected tax treatment of the Dividend in Singapore and other risks and factors, including those risks set forth under the heading “Risk Factors” in Kenon’s Annual Report on Form 20-F, filed with the SEC and other filings and payment of the Dividend may not proceed on the terms indicated herein or at all. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.